January 2, 2018

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:   Pampa Energía S.A.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 28, 2017
File No. 1-34429

Dear Ms. Thompson:

On behalf of Pampa Energía S.A. (“Pampa” or “the Company”), we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated December 15, 2017, related to the above-referenced annual report on Form 20‑F filed by Pampa.

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below those comments.

Note 9: Investments in Associates, page F-100

1. We note that you acquired investments in Venezuelan “mixed companies” through your Petrobras Argentina acquisition. Please address the following comments related to these investments:

•        We note that you determined the fair value of these investments was zero since “the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained.” Explain to us in plain English the reasons why no value was attributed to these investments as of December 31, 2016 and how that value represents fair value as defined under IFRS 13. In doing so, identify the specific interests you acquired, including company names and ownership interest percentages.

Response:

Analysis of the fair value measurement of Pampa’s interest in “mixed companies”

Because of the acquisition of the 67.2% indirect interest in Petrobras Argentina and the subsequent reorganization, the Company has acquired the equity interest in the companies Petroritupano S.A. (22%), Petrowayú S.A. (36%), Petroven-Bras S.A. (34.5%) and Petrokariña S.A. (34.5%).

These companies, collectively referred to as “mixed companies”, were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively. The mentioned conversion contracts were signed in August 2006, providing for that the equity interest of private partners in such mixed companies would be of 40% as holders of Class B shares, with the remaining 60% to be held by the Venezuelan Government through Corporación Venezolana del Petróleo S.A (CVP) and PDVSA SOCIAL, S.A. as holders of Class A shares.

The conversion contracts establish that in case of a change of control of class B shares without obtaining approval from the Venezuelan Government within a twelve-month period, CVP is entitled to require the transfer of such shares. Since the acquisition of PPSL entailed a change in Petrobras’ indirect parent company, section 6.3 of the conversion contracts requires the written authorization by the Venezuelan Government. On July 18 and 19, 2016 these authorizations from the Venezuelan Government were formally requested by Pampa and Petrobras.

The Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values accordingly to IFRS 3 paragraph 18. Furthermore, fair value as defined in IFRS 13 paragraph 9 is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Based on the contractual conditions in force of the mixed companies at PPSL’s acquisition-date (July 27, 2016), and considering that there was no reasonable certainty that Venezuelan Government would grant the required approval that could result in the transfer of the Company’s assets, the Company has determined that the fair value for its investment as of the date of acquisition is zero considering: i) the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 that have eroded the ability of the mixed companies to efficiently operate the producing fields that resulted in increasing losses and reduction of equity in those investments, ii) that no market participant would pay any amount to acquire investments that have a high probability of being transferred to Venezuelan Government in case change of control approval is not obtained.

As of the date hereof, the Company has not obtained the aforementioned authorizations, and CVP has not exercised its right to require the transfer of the class B shares pursuant to the conversion contracts. If CVP were to exercise this right, the consideration to be paid by CVP in exchange for the transfer of these shares would be determined pursuant to the procedures set forth in the conversion contracts.

Regarding the twelve-month period since the date of change of control on July 26, 2016, the Company understands it was suspended on December 15, 2016 date on which the Venezuelan Government has formally required the presentation of development and remediation plans for the areas as a prior condition to obtain the mentioned authorizations.

•        Based on your disclosures in Note 9 and on page S-3, it appears that you account for these investments using the equity method and that they generate significant net losses. Clarify if you were recording your share of losses attributable to these investments as of December 31, 2016. If not, please explain how your accounting treatment complies with IFRS. Also provide us with your significance tests under Rule 3-09 of Regulation S-X.

Response:

Analysis of the accounting treatment of Pampa’s interest in “mixed companies”

The Company respectfully confirms the accounting for its interest in “mixed companies” using the equity method.

As mentioned above, these companies incurred losses. The Company did not record any share of losses attributable to these investments from the acquisition-date, that would turn the carrying amount of the investments to negative, because it has not incurred any legal or constructive obligations or made payments on behalf of mixed companies (see IAS 28 paragraphs 38 and 39).

In the case the authorizations were not obtained the Company will transfer Class B shares and no additional obligations will arise for the share transfer.

According to the accounting treatment mentioned above, that is: a) valuation at zero as of the date of adquisition; and b) no losses recognition attributable to these investments during 2016 fiscal year, we confirm that “mixed companies” were not significant to fiscal year 2016 under Rule 3-09 of Regulation S-X.

•        You disclose that as of the date of these financial statements, you were working on the requirements of the Government of Venezuela’s authorities in order to obtain the aforementioned authorizations. Please describe to us any progress you have made on this matter during 2017. Also tell us how you currently expect to account for these mixed companies and whether you currently expect to provide financial statements for these companies under Rule 3-09 of Regulation S-X in your upcoming Form 20-F for the year ended December 31, 2017.

Response:

Requirements of the Government of Venezuela’s authorities

During 2017, the Company continued working on the requirements of the Government of Venezuela´s authorities, including the presentation of development and remediation plans for the respective areas in order to improve production capacity through capital contributions (that could be made directly in mixed companies or even under a new association scheme with the Venezuelan Government) only if certain conditions are previously granted by the Venezuelan Government.

On December 2017, Pampa presented non binding term sheets related to the remediation plan for Petroritupano and Petrowayu areas, which are currently under revision of CVP and expects to present similar proposals for Petrokariña and Petrovenbras areas during the first quarter 2018.

The Company expects to obtain the change of control authorizations if and when the aforementioned agreements, that are currently being negotiated, are approved and subscribed by the Venezuelan Government.

The Company does not expect that the “mixed companies” will be significant to fiscal year 2017 under Rule 3-09 of Regulation S-X, as the negotiations are still in progress and as the carrying amount of our interests in mixed companies is zero.

In the case the authorizations are obtained the Company will continue to account for its interests in these mixed companies in accordance with IAS 28, recognizing its share in the results of the investees only after its share of the profits equals the share of losses not recognised.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mauricio Penta at (5411) 4344‑6681.

[Signature page follows]

Sincerely, Ricardo Torres Chief Financial Officer

cc:        Juan G. Giráldez, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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